Dreyfus Money Market Instruments, Inc. - Government Securities Series
Statement of Investments
3/31/2005 (Unaudited)

	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills - 78.0%			
4/21/2005	2.58	180,000,000	179,743,028
5/26/2005	2.62	30,000,000	29,880,833
Total U.S. Treasury Bills			
(cost $209,623,861)			**209,623,861**
Repurchase Agreements - 22.3%			
Bear Stearns & Co.			
dated 3/31/2005, due 4/1/2005 in the amount of $30,002,083 (fully collateralized by $30,960,000 U.S. Treasury Strip Bonds, due 11/15/2005, value $30,343,896)	2.50	30,000,000	30,000,000
Goldman Sachs & Co.			
dated 3/31/2005, due 4/1/2005 in the amount of $15,800,983 (fully collateralized by $15,555,000 U.S. Treasury Notes 5.75%, due 11/15/2005, value $16,124,313)	2.24	15,800,000	15,800,000
Morgan Stanley			
dated 3/31/2005, due 4/1/2005 in the amount of $14,001,019 (fully collateralized by $14,320,000 U.S. Treasury Notes 1.875%, due 11/30/2005, value $14,254,686)	2.62	14,000,000	14,000,000
Total Repurchase Agreements			
(cost $59,800,000)			**59,800,000**
Total Investments (cost $269,423,861)	**100.3%**		**269,423,861**
Liabilities, Less Cash and Receivables (Net)	**(0.3)%**		**(678,256)**
Net Assets	**100.0%**		**268,745,605**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Money Market Instruments, Inc. - Money Market Series
Statement of Investments
3/31/2005 (Unaudited)

Negotiable Bank Certificates of Deposit-4.0%	Principal Amount ($)	Value ($)
Royal Bank of Canada (Yankee)		
2.75%, 5/6/2005		
(cost $13,000,000)	13,000,000	**13,000,000**
Commercial Paper-84.3%		
Abbey National North America LLC		
2.61%, 4/11/2005	12,000,000	11,991,333
Amstel Funding Corp.		
2.90%, 6/7/2005	7,000,000 a	6,962,545
BNP Paribas Finance Inc.		
2.86%, 4/1/2005	12,000,000	12,000,000
Bank of America Corp.		
2.61%, 4/12/2005	10,000,000	9,992,056
Bank of Ireland		
2.61%, 4/8/2005	14,100,000	14,092,872
Barclays U.S. Funding Corp.		
2.61%, 4/5/2005	10,000,000	9,997,117
Bear Stearns Cos. Inc.		
2.86%, 5/16/2005	10,000,000	9,964,375
CAFCO LLC		
2.75%, 5/3/2005	14,000,000 a	13,965,964
CC (USA) Inc.		
2.90%, 6/9/2005	10,000,000 a	9,944,896
CRC Funding LLC		
2.86%, 5/17/2005	10,000,000 a	9,963,583
Crown Point Capital LLC		
2.90%, 6/7/2005	8,000,000 a	7,957,194
DEPFA Bank PLC		
2.61%, 4/5/2005	10,000,000	9,997,111
Daimler Chrysler Revolving Auto Conduit LLC		
2.61%, 4/4/2005	14,000,000	13,996,967
Deutsche Bank Financial LLC		
2.84%, 4/1/2005	12,000,000	12,000,000
FCAR Owner Trust		
2.60%, 4/4/2005	10,000,000	9,997,842
Fortis Funding LLC		
2.60%, 4/6/2005	12,000,000	11,995,683
General Electric Capital Corp.		
2.60%, 4/5/2005	12,000,000	11,996,547
Goldman Sachs Group Inc.		
2.86%, 5/16/2005	10,000,000	9,964,375
Govco Inc.		
2.60%, 4/4/2005	10,000,000 a	9,997,842
Norddeutsche Landesbank Luxembourg S.A.		
2.61%- 2.86%, 4/5/2005- 5/17/2005	14,000,000	13,982,544
Prudential Funding LLC		
2.84%, 4/1/2005	12,000,000	12,000,000
Sigma Finance Inc.		
2.62%- 2.75%, 4/12/2005- 5/6/2005	13,000,000 a	12,984,033
Societe Generale N.A. Inc.		
2.75%, 5/6/2005	10,000,000	9,973,362

UBS Finance Delaware LLC		
2.84%, 4/1/2005	12,000,000	12,000,000
Variable Funding Capital Corp.		
2.86%, 5/17/2005	10,000,000 a	9,963,583
Total Commercial Paper		
(cost $277,681,824)		**277,681,824**
U.S. Government Agencies-6.4%		
Federal Home Loan Banks, Bonds		
1.29%, 4/13/2005	12,050,000	12,049,813
Federal National Mortgage		
Association, Notes		
1.60%, 5/13/2005	9,000,000	9,000,000
Total U.S. Government Agencies		
(cost $21,049,813)		**21,049,813**
Time Deposits-5.5%		
Danske Bank (Grand Cayman)		
2.84%, 4/1/2005	10,000,000	10,000,000
Manufacturers & Traders Trust Co. (Grand Cayman)		
2.84%, 4/1/2005	8,100,000	8,100,000
Total Time Deposits		
(cost $18,100,000)		**18,100,000**
Total Investments (cost $329,831,637)	**100.2%**	**329,831,637**
Liabilities, Less Cash & Receivables	**(0.2%)**	**(556,085)**
Net Assets	**100.0%**	**329,275,552**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to
be liquid by the Board of Directors. At March 31, 2005, these securities amounted to $81,739,640 or 24.8% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.